SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 11-K

\X\ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2000, or \ \ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the transition period from ___________ to _______________


Commission file number 001-00434

A. Full title of the plan and the address of the plan, if different from that of the issuer named below: Richardson-Vicks Savings Plan, The Procter & Gamble Company, Two Procter & Gamble Plaza, Cincinnati, Ohio 45202.

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: The Procter & Gamble Company, One Procter & Gamble Plaza, Cincinnati, Ohio 45202.

                              REQUIRED INFORMATION

Item 4. Plan Financial Statements and Schedules Prepared in Accordance With the Financial Reporting Requirements of ERISA




                          RICHARDSON-VICKS SAVINGS PLAN
     Financial Statements for the Years Ended December 31, 2000 and 1999 and Supplemental Schedule as of December 31, 2000 and Independent Auditors' Report



RICHARDSON-VICKS SAVINGS PLAN

TABLE OF CONTENTS
--------------------------------------------------------------------------------


                                                                            Page

INDEPENDENT AUDITORS' REPORT                                                   1

FINANCIAL STATEMENTS:

  Statements of Net Assets Available for Benefits as of
    December 31, 2000 and 1999                                                 2

  Statements of Changes in Net Assets Available for Benefits
   for the Years Ended December 31, 2000 and 1999                              3

  Notes to Financial Statements for the Years Ended
   December 31, 2000 and 1999                                                  4

SUPPLEMENTAL SCHEDULE - Assets Held for Investment
 (Schedule H, Part IV, Line 4i of Form 5500), December 31, 2000                9

SUPPLEMENTAL SCHEDULES OMITTED - The following schedules were omitted because of the absence of conditions under which they are required or due to their inclusion in information filed by The Procter & Gamble Master Savings Trust:

  Reportable Transactions for the Year Ended December 31, 2000

  Assets Acquired and Disposed of Within the Plan Year

  Party-in-Interest Transactions

  Obligations in Default

  Leases in Default



INDEPENDENT AUDITORS' REPORT


To The Procter & Gamble Master Savings Plan Committee:

We have audited the accompanying statements of net assets available for benefits of the Richardson-Vicks Savings Plan ("the Plan") as of December 31, 2000 and 1999, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2000 financial statements, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/S/DELOITTE & TOUCHE LLP
--------------------------
DELOITTE & TOUCHE LLP


April 27, 2001



RICHARDSON-VICKS SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2000 AND 1999
--------------------------------------------------------------------------------------------------------

                                                                         2000                   1999

ASSETS:
  Investment in The Procter and Gamble Master Savings Trust,
    at fair value                                                    $55,619,086             $71,209,732
  Loans to participants                                                  157,474                 208,083
  Investment income receivable                                             2,581                  11,126
                                                                     -----------             -----------
           Total assets                                               55,779,141              71,428,941

LIABILITIES - Accrued administrative expenses                             28,683                  32,024
                                                                     -----------             -----------
NET ASSETS AVAILABLE FOR BENEFITS                                    $55,750,458             $71,396,917
                                                                     ===========             ===========

See notes to financial statements.



RICHARDSON-VICKS SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999
------------------------------------------------------------------------------------------------------------

                                                                         2000                   1999

ADDITIONS:
  Investment income (loss):
    Equity in net earnings (loss) of The Procter and Gamble
      Master Savings Trust                                          $(10,980,469)          $11,563,874
    Interest income                                                       16,037                17,136
                                                                    ------------           -----------
     Total                                                           (10,964,432)           11,581,010
                                                                    ------------           -----------

DEDUCTIONS:
  Distributions and withdrawals to participants                        4,567,032             4,765,177
  Administrative expenses                                                114,995               152,013
                                                                    ------------           -----------
           Total                                                       4,682,027             4,917,190
                                                                    ------------           -----------
NET INCREASE (DECREASE)                                              (15,646,459)            6,663,820

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                                                   71,396,917            64,733,097
                                                                    ------------           -----------
  End of year                                                       $ 55,750,458           $71,396,917
                                                                    ============           ===========

See notes to financial statements.



RICHARDSON-VICKS SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2000 and 1999
--------------------------------------------------------------------------------


1.   PLAN DESCRIPTION

     The following brief description of the Richardson-Vicks Savings Plan ("Plan") is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

     GENERAL - The Plan is a defined contribution plan established by Richardson-Vicks Inc. ("Company") to provide a means for eligible employees to supplement their retirement income. The Company is a wholly-owned subsidiary of The Procter & Gamble Company ("Parent"). The Plan assets are held in a combined trust account with the assets of other Parent defined contribution plans (see Note 4). Each of the plans has a proportionate and undivided ownership interest in the trust assets. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

     CONTRIBUTIONS AND VESTING - Effective December 31, 1987, both employee and employer contributions to the Plan were suspended and all participants became fully vested. Plan participants became eligible to participate in The Procter & Gamble Profit Sharing Trust and Employee Stock Ownership Plan effective December 31, 1987.

     DISTRIBUTIONS - The Plan provides for benefits to be paid upon retirement, disability, death, or separation other than retirement as defined by the Plan document. Plan benefits may be made in a lump sum of cash or shares of common stock or in installment payments over a period not to exceed 120 months. Retired or terminated employees shall commence benefit payments upon attainment of age 70 1/2.

     WITHDRAWALS - A participant may withdraw any portion of after-tax contributions and one-half of Company contributions once in any six-month period. Participants who have attained age 59 1/2 or have demonstrated financial hardship may withdraw all or any portion of their before-tax contributions once in any six-month period.

     PLAN TERMINATION - Although the Company has not expressed any intent to do so, it has the right under the Plan to terminate the Plan subject to the provisions of ERISA.

     ADMINISTRATION - The Plan is administered by the Master Savings Plan Committee consisting of four members appointed by the Board of Directors of the Parent, except for duties specifically vested in the trustee, PNC Bank, Ohio, N.A. ("PNC Bank"), who is also appointed by the Board of Directors of the Parent.

     LOANS - The Plan has a loan feature under which active participants may borrow up to 50% of the current value of their vested account values exclusive of amounts attributable to Company contributions (up to a maximum of $50,000). Loans are repaid via payroll deduction over a period of up to five years, except for loans used to purchase a primary residence which are repaid via payroll deduction over a period of up to 10 years. Principal and interest paid is credited to applicable funds in the borrower's account. Former Company employees with deferred balances may not borrow against their accounts. Upon participant termination or retirement, the outstanding loan balance is treated as a distribution to the participant.

     PARTICIPANT ACCOUNTS AND INVESTMENT OPTIONS - Each participant's account is credited with an allocation of the Plan's earnings or losses. The benefit to which a participant is entitled is limited to the benefit that can be provided from the participant's account. Participants may allocate their account balances in one or all of the following investment options offered by the Plan:

         ENHANCED CASH FUND - The prospectus indicates that this fund invests in short to medium length maturity, interest-bearing instruments.

         COMPANY STOCK FUND - A fund that invests in shares of The Procter & Gamble Company common stock.

         ACTIVE FIXED-INCOME CORE FUND - The prospectus indicates that this fund invests in a diversified portfolio of publicly and privately traded corporate, government, international, and mortgage backed bonds.

         DISCIPLINED EQUITY FUND - The prospectus indicates that this fund invests in equity securities of approximately 300 domestic, large company stocks.

         DIVERSIFIED FUND - The prospectus indicates that this fund invests in a balanced portfolio consisting of both equity and fixed securities.

         INTERNATIONAL EQUITY FUND - The prospectus indicates that this fund invests in a diversified portfolio of equity securities of foreign corporations.

         SMALL COMPANY EQUITY II FUND - The prospectus indicates that this fund invests in a portfolio of equity securities issued by small companies.

2.   SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF ACCOUNTING - The accompanying financial statements have been prepared on the accrual basis of accounting and the Plan's net assets and transactions are recorded at fair value. The Plan's investment in The Procter & Gamble Company common stock is valued at the closing price on an established security exchange. The Plan's investment funds (funds) are valued by the fund manager, J.P. Morgan Investment Management, Inc., based upon the fair value of the funds' underlying investments. Income (loss) from investments is recognized when earned and is allocated to each plan participating in The Procter & Gamble Master Savings Trust (Master Trust) by PNC Bank and to each participant's account by the Plan's recordkeeper.

     EXPENSES OF THE PLAN - Investment management expenses are paid by the Plan. All other fees are paid by P&G.

     USE OF ESTIMATES - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

     ACCOUNTING POLICIES - On January 1, 2001, the Plan adopted Statement of Financial Accounting Standards (SFAS) No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended by SFAS No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities. SFAS No. 133 establishes accounting and reporting standards for derivative instruments and for hedging activities. It requires that all derivatives, including those embedded in other contracts, be recognized as either assets or liabilities and that those financial instruments be measured at fair value. The adoption of this standard did not have a material effect on the Plan's financial position.

3.   TAX STATUS

     The Internal Revenue Service (IRS) has determined and informed the Company by letter dated February 13, 1996, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the latest determination letter. The plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC as of December 31, 2000 and 1999. Therefore, the Plan Administrator believes that the Plan was qualified and tax-exempt as of December 31, 2000 and 1999 and no provision for income taxes has been reflected in the accompanying financial statements.

4.   INTEREST IN MASTER TRUST

     Effective January 1, 1993, the Parent formed the Master Trust in accordance with a master trust agreement with PNC Bank.

     Use of a master trust permits the commingling of investments that fund various Parent-sponsored defined contribution plans for investment and administrative purposes. Although assets are commingled in the Master Trust, PNC Bank maintains records for the purpose of allocating contributions and changes in net assets of the Master Trust to participating plans based upon each plan's proportionate interest in the Master Trust. The following represents the 2000 and 1999 audited financial information regarding the net assets and investment income of the Master
     Trust:

     Assets of the Master Trust at December 31, 2000 are summarized as follows:
                                                  Company            JP Morgan
                                                  Stock Fund         Funds             Total

     Investments, at fair value                   $  70,011,871      $ 147,678,436     $  217,690,307
     Accrued interest and dividends                         139              1,912              2,051
                                                  -------------      -------------     --------------
     Total                                        $  70,012,010      $ 147,680,348     $  217,692,358
                                                  =============      =============     ==============
     Plan's investment in Master Trust            $  28,188,064      $  27,431,022     $   55,619,086
                                                  =============      =============     ==============
     Plan's percentage ownership interest in
      Master Trust                                           40%                19%                26%
                                                  =============      =============     ==============



     Investments, at fair value, held by the Master Trust at December 31, 2000 are summarized as follows:
                                                  Company            JP Morgan
                                                  Stock Fund         Funds              Total

     The Procter & Gamble Company common
       stock                                      $  70,010,072                         $   70,010,072
     Mutual funds                                                    $  147,674,640        147,674,640
     Short-term investments                               1,799               3,796              5,595
                                                  -------------      --------------     --------------
     Total investments at fair value              $  70,011,871      $  147,678,436     $  217,690,307
                                                  =============      ==============     ==============



     Investment loss from the Master Trust for the year ended December 31, 2000 is summarized as follows:
                                                  Company            JP Morgan
                                                  Stock Fund         Funds              Total
     Net appreciation (depreciation) in
       fair value of investments                  $  (25,585,173)    $  (8,079,528)     $  (33,664,701)
     Dividends                                         1,183,956                             1,183,956
     Interest                                              4,967            10,478              15,445
                                                  --------------     -------------      --------------
     Total                                        $  (24,396,250)    $  (8,069,050)     $  (32,465,300)
                                                  ==============     =============      ==============
     Plan's equity in net earnings (losses) of
       Master Trust                               $   (9,735,591)    $  (1,244,878)     $  (10,980,469)
                                                  ==============     =============      ==============



     Assets of the Master Trust at December 31, 1999 are summarized as follows:

                                                  Company            JP Morgan
                                                  Stock Fund         Funds              Total

     Investments, at fair value                   $   95,073,504     $  167,057,050     $  262,130,554
     Accrued interest and dividends                        4,143                521              4,664
                                                  --------------     --------------     --------------
     Total                                        $   95,077,647     $  167,057,571     $  262,135,218
                                                  ==============     ==============     ==============

     Plan's investment in Master Trust            $   38,986,495     $   32,223,237     $   71,209,732
                                                  ==============     ==============     ==============
     Plan's percentage ownership interest in
       Master Trust                                           41%                19%                27%
                                                  ==============     ==============     ==============



     Investments, at fair value, held by the Master Trust at December 31, 1999 are summarized as follows:
                                                  Company            JP Morgan
                                                  Stock Fund         Funds              Total

     The Procter & Gamble Company common stock    $  94,131,490                         $   94,131,490
     Mutual funds                                                    $  167,057,050        167,057,050
     Short-term investments                             942,014                                942,014
                                                  -------------      --------------     --------------
     Total investments at fair value              $  95,073,504      $  167,057,050     $  262,130,554
                                                  =============      ==============     ==============



     Investment income from the Master Trust for the year ended
       December 31, 1999 is summarized as follows:
                                                  Company            JP Morgan
                                                  Stock Fund         Funds              Total

     Net appreciation (depreciation) in
       fair value of investments                  $  15,627,185      $    23,544,487    $   39,171,672
     Dividends                                        1,058,186                              1,058,186
     Interest                                            31,081                3,471            34,552
                                                  -------------      ---------------    --------------
     Total                                        $  16,716,452      $    23,547,958    $   40,264,410
                                                  =============      ===============    ==============

Plan's equity in net earnings (losses) of
  Master Trust                                    $   6,993,718      $     4,570,156    $   11,563,874
                                                  =============      ===============    ==============


5.   DISTRIBUTIONS PAYABLE

     Distributions payable to participants at December 31, 2000 and 1999 are approximately $98,000 and $193,000, respectively.

                                   * * * * * *



RICHARDSON-VICKS SAVINGS PLAN

SCHEDULE OF ASSETS HELD FOR INVESTMENT
(Schedule H, Part IV, Line 4i of Form 5500)
DECEMBER 31, 2000
--------------------------------------------------------------------------------------------


Identity of Issuer,
Borrower, Lessor                                                                  Fair
or Similar Party         Description of Investment                                Value

Participant              25 loans with maturities ranging from February
                         2001 to July 2009 and interest rates ranging from
                         8.5% - 10.5%                                             $  157,474
                                                                                  ==========





PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE TRUSTEES (OR OTHER PERSONS WHO ADMINISTER THE EMPLOYEE BENEFIT PLAN) HAVE DULY CAUSED THIS ANNUAL REPORT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED HEREUNTO DULY AUTHORIZED.


                                         Richardson-Vicks Savings Plan



                                         /s/THOMAS J. MESS
Date:  June 26, 2001                     ---------------------------------------
                                         Thomas J. Mess
                                         Secretary for Trustees



                                  EXHIBIT INDEX


Exhibit No.                                                             Page No.

    23                   Consent of Deloitte & Touche